UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-50219

St. Joseph Capital Corporation

(Exact name of registrant as specified in its charter)

3820 Edison Lakes Parkway, Mishawaka, Indiana 46545
(800) 890-2798

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)

[ X ]

Rule 12h-3(b)(1)(ii)

[    ]
Rule 12g-4(a)(1)(ii)

[    ]

Rule 12h-3(b)(2)(i)

[    ]
Rule 12g-4(a)(2)(i)

[    ]

Rule 12h-3(b)(2)(ii)

[    ]
Rule 12g-4(a)(2)(ii)

[    ]

Rule 15d-6

[    ]
Rule 12h-3(b)(1)(i)

[ X ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, St. Joseph Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 1, 2007

By:

/s/ Mark E. Secor

Mark E. Secor
Executive Vice President & Chief Financial

Officer

Form 15.DOC